Exhibit (a)(11)

ADDENDUM FOR EMPLOYEES IN SPAIN

MATERIAL TAX CONSEQUENCES

     The following is a general summary of the Spanish income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Spain. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are subject to the income tax laws of a country other than Spain. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option.

Grant of New Option. You will not be subject to tax when the New Option is granted to you.

Exercise of New Option. When you exercise the New Option, you will recognize taxable income (taxed at your marginal tax rates) in an amount equal to the difference between the fair market value of the shares on the date of exercise and the exercise price paid for such shares. A portion of this income may be excluded provided certain conditions are met. You will be subject to all tax withholding and reporting requirements applicable to the exercise of the option.

Sale of Shares. You will recognize capital gain when you subsequently sell the shares in an amount equal to the difference between the sale price and the income included at the date of exercise plus the exercise price. It is not completely clear how you would treat any amount excluded at exercise due to any available exemption.

If you hold the shares for one year or less, the capital gain is taxed at your regular income tax rate. If you hold the shares for more than one year, the capital gain will be taxed at a flat rate.

(a)(11)